Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

Units of each class of Grant Park Futures Fund Limited Partnership are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description of Grant Park’s limited partnership units is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to Grant Park’s Third Amended and Restated Limited Partnership Agreement and its Certificate of Limited Partnership, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part.

General

Grant Park Futures Fund Limited Partnership (the “Partnership”) was organized as a limited partnership under Illinois law in August 1988 and will continue until December 31, 2027, unless terminated sooner as provided for in its Limited Partnership Agreement.

Grant Park is a multi-advisor commodity pool that invests the assets of each class of Grant Park in Grant Park’s subsidiary limited liability trading companies (each, a “Trading Company” and collectively, the “Trading Companies”)  which (i) enter into advisory agreements with the independent commodity trading advisors retained by the General Partner; (ii) enter into swap transactions or derivative instruments tied to the performance of certain reference traders; and/or (iii) allocate assets to Grant Park’s cash management trading company. Grant Park’s General Partner, commodity pool operator and sponsor is Dearborn Capital Management, L.L.C. (“the General Partner”), an Illinois limited liability company. The Trading Companies were set up to, among other things, segregate risk by commodity trading advisor or reference trader.

Nature of Classes of Units

Grant Park has seven classes of limited partner interests (each, a “Class” and collectively, the “Units”), Class A, Class B, Legacy 1 Class, Legacy 2 Class, Global Alternative Markets 1 Class (“Global 1”), Global Alternative Markets 2 Class (“Global 2”) and Global Alternative Markets 3 Class (“Global 3”) Units. The General Partner has the authority to establish one or more additional classes of  Units in its discretion.

The Class A and Class B units are outstanding but are no longer offered for sale by Grant Park. Both Class A and Class B units are traded pursuant to identical trading programs and differ only in respect to the brokerage charge and organization and offering costs payable to the General Partner.

The Legacy 1 Class and Legacy 2 Class units are outstanding but are no longer offered for sale by Grant Park.  Both Legacy 1 Class and Legacy 2 Class units are traded pursuant to trading programs pursuing a technical trend trading philosophy, which is the same trading philosophy used for the Class A and Class B units. The Legacy 1 Class and Legacy 2 Class units differ only in respect to the brokerage charge payable to the General Partner. The Legacy 1 Class and Legacy 2 Class units were offered only to investors who are represented by approved selling

Exhibit 4.1

agents who are directly compensated by the investor for services rendered in connection with an investment in Grant Park (such arrangements commonly referred to as “wrap-accounts”).

The Global 1 Class, Global 2 Class and Global 3 Class units are outstanding but are no longer offered for sale by Grant Park.  The Global 1 Class, Global 2 Class and Global 3 Class units are traded pursuant to trading programs pursuing technical trend trading philosophies. The Global 1 Class, Global 2 Class and Global 3 Class units differ in respect to the General Partner’s brokerage charge. The Global 1 Class and Global 2 Class units were offered only to investors in wrap accounts.

Determination of Net Asset Value

The General Partner calculates the approximate net asset value per Unit of each class on a daily basis and furnish this information upon request to a limited partner. The terms “net asset value” or “net assets” as of any date with respect to any class of Units refer to (1) the total assets of Grant Park constituting such class as of such date including all cash and cash equivalents, plus the market value of all open commodity interest positions and U.S. Treasury bills; minus (2) any brokerage commission attributable to that class that are or would be payable directly by Grant Park if all open commodity interest positions were closed as of the date the calculation is made; and minus (3) all accrued liabilities of Grant Park as of that date attributable to that class determined in accordance with generally accepted accounting principles. The terms “net asset value” or “net assets” as of any date with respect to Grant Park as a whole refer to the sum of the net asset values or net assets of all classes as of that date. Net assets include any unrealized profits or losses attributable to the net assets and any accrued fees or expenses, including fees and expenses based on a percentage of net assets, attributable to the net assets.

The market value of a commodity interest is the price quoted on the exchange on which that commodity interest is traded as of the close of each trading day, or if the commodity interest is not traded on an exchange, the fair market value of the commodity interest, as determined by the General Partner.

Each class shares in the assets, expenses and liabilities of Grant Park on a proportional basis with each other class, except to the extent otherwise specifically provided in the limited partnership agreement or to the extent that the General Partner determines, in good faith, that any expense or liability of Grant Park, or any portion of any expense or liability of Grant Park, should be attributable only to a particular class or classes including, without limitation, expenses incurred in connection with the organization and offering of Units. This allocation will be final and binding on all limited partners.

The term “net asset value per unit” with respect to Units of any class refers to the net asset value of that class divided by the number of Units outstanding in that class. Thus, each Unit within a class will have the same net asset value as all other Units within that same class.

Brokerage Charge

Class A units pay the General Partner a monthly brokerage charge equal to a rate of 0.583%, a rate of 7.00% annually, of Class A’s month‑end net assets; Class B units pay the General Partner a monthly charge equal to a rate of 0.62083%, a rate of 7.45% annually, of Class

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B’s month‑end net assets. Legacy 1 Class units pay the General Partner a monthly brokerage charge equal to a rate of 0.375%, a rate of 4.50% annually; Legacy 2 Class units pay the General Partner a monthly brokerage charge equal to a rate of 0.39583%, a rate of 4.75% annually; Global 1 Class units pay the General Partner a monthly brokerage charge equal to a rate of 0.32916%, a rate of 3.95% annually; Global 2 Class units pay the General Partner a monthly brokerage charge equal to a rate of 0.350%, a rate of 4.20% annually; and Global 3 Class units pay the General Partner a monthly brokerage charge equal to a rate of 0.49583%, a rate of 5.95% annually.

The General Partner pays from the brokerage charge all clearing, execution and give‑up, floor brokerage, exchange and NFA fees, any other transaction costs, selling agent compensation and consulting fees to the trading advisors.  Embedded in the swap transactions is a fee to the swap counterparty in respect of any swap transaction or derivative instrument of up to 0.50% of the notional amount of such swap transaction or derivative instrument.  This fee is not directly paid by Grant Park.  Transaction costs are taken into account in determining the net amount Grant Park receives or pays in connection with swap transactions or derivative instruments, but such costs or fees are not directly charged to Grant Park or any of its trading companies.  The General Partner will reduce (but not below zero) the brokerage charge by the amount of such costs and fees.  The payments to the clearing brokers are based upon a specified amount per round‑turn for each commodity interest transaction executed on behalf of Grant Park. The amounts paid to selling agents, trading advisors or others may be based upon a specified percentage of Grant Park’s net asset value or round‑turn transactions. The balance of the brokerage charge not paid out to other parties is retained by the General Partner as payment for its services to Grant Park.

Grant Park pays the General Partner the brokerage charge, which is based on a fixed percentage of net assets, regardless of whether actual transaction costs were less than or exceeded this fixed percentage or whether the number of trades significantly increases.

Liability of Limited Partners

A limited partner is liable for the losses and obligations of Grant Park only to the extent of its capital contribution and any share of undistributed profits. Once a limited partner has caused Grant Park to redeem its Units, Grant Park may have a claim against that limited partner for liabilities of Grant Park that arose before the date of redemption, but the claim will not exceed the limited partner’s capital contribution and share of undistributed profits together with interest. Grant Park will make a claim against a limited partner only in the event that assets of Grant Park are insufficient to discharge Grant Park’s liabilities to its creditors. The General Partner will be liable for all obligations of Grant Park to the extent that Grant Park’s assets are insufficient to discharge those obligations. Although the limited partnership Units are separated into distinct classes, the assets and liabilities of Grant Park will not be segregated between the classes for legal purposes.

Redemptions, Distributions and Transfers

Redemption of Units

Exhibit 4.1

A limited partner may cause any of its Units to be redeemed by Grant Park for an amount equal to the net asset value per applicable unit as of the last business day of each month by delivering a written request for redemption to the General Partner indicating the number or dollar amount worth of Units that the limited partner wishes to redeem and the requested redemption date. Such written notice must be delivered to the General Partner at least 10 days in advance of the requested redemption date, or at an earlier date if required by the selling agent. The General Partner, in its sole discretion, may permit limited partners to cause their Units to be redeemed under other conditions, at other times or upon shorter notice as it determines. The General Partner will notify a redeeming limited partner in writing within 10 days after the proposed redemption date regarding whether redemption has been, or will be, effected on the requested redemption date. Except as described below, the redemption amount will be paid by the 15th business day of the month following the redemption date, as applicable. The General Partner will redeem Units at the net asset value per unit on the requested redemption date unless the number of redemptions would be detrimental to the tax status of Grant Park. In such a case, the General Partner will select by lot that number of redemptions as will not impair Grant Park’s tax status. The right to obtain redemption also is contingent upon Grant Park’s having property sufficient to discharge its liabilities on the redemption date and may be delayed if the General Partner determines that earlier liquidation of commodity interest positions to meet redemption payments would be detrimental to Grant Park or non-redeeming limited partners.

The terms of the redemption request, which shall be irrevocable, must include (1) the number or dollar amount worth of Units and the date for which redemption is requested, (2) an acknowledgment of the basis upon which valuation of the Units being redeemed will be made, and (3) a representation by the limited partner that the limited partner is the lawful owner of the Units being redeemed and that the Units have not been encumbered in any fashion. Redemptions of Units are prohibited during the first three months following an initial and each subsequent investment. There is no redemption charge for redemption of Legacy 1 Class and Legacy 2 Class units or Global 1 Class and Global 2 Class units. Holders of Global 3 Class units who desire to redeem any or all of their units after the three‑month lock‑up period, but before the one year anniversary of their subscription for the redeemed units, will pay the applicable early redemption fee to the General Partner. All redemptions will be made on a first‑in, first‑out basis, such that the redeemed units will be deemed to have been acquired on the redeeming limited partner’s earliest subscription date for which units have not yet been redeemed.

The net asset value per applicable unit as of the date of redemption may differ substantially from the net asset value per unit as of the date by which the irrevocable notice of redemption must be submitted.

Required Redemption

The General Partner may, at any time in its sole discretion, require any limited partner to withdraw entirely from Grant Park, or to withdraw a portion of the limited partner’s Units, on not less than 15 days’ advance notice in writing to the limited partner. In addition, the General Partner without notice may require at any time, or retroactively, withdrawal of any limited partner (1) that it determines is an employee benefit plan in order for the assets of Grant Park not to be treated as plan assets of the investing plan under ERISA, (2) that made a misrepresentation to the General Partner in connection with its purchase of Units, or (3) if the limited partner’s

Exhibit 4.1

ownership of Units would result in the violation of applicable laws or regulations by Grant Park or a partner. A mandatorily redeemed limited partner is treated as withdrawn from Grant Park or as having made a partial withdrawal from his capital account, as the case may be, without further action on the part of the limited partner.

Special Redemption Date

The General Partner will declare a special redemption date whenever Grant Park experiences a decline in the net asset value of a unit at the close of business on any business day to less than 50% of the net asset value per unit on the last valuation date. Grant Park will suspend trading during any special redemption period.

Distributions

The General Partner is not required to make distributions of Grant Park assets to any limited partner. While the General Partner has the authority to make distributions of Grant Park assets, it does not intend to do so. The General Partner believes that it is not necessary to make distributions, because limited partners may cause Grant Park to redeem any or all of their Units on a periodic basis. If Grant Park realizes profits during any fiscal year, a limited partner’s allocable share of those profits will constitute taxable income to it for federal income tax purposes whether or not the General Partner makes distributions to the limited partner.

Transfers and Assignments

A limited partner may transfer or assign his or her Units in Grant Park upon 30 days’ prior written notice to the General Partner and subject to approval by the General Partner of the assignee. The General Partner will provide approval when it is satisfied that the transfer complies with applicable laws and/or does not endanger Grant Park’s tax status as a partnership. An assignee not admitted to Grant Park as a limited partner will have only limited rights to share in the profits and capital of Grant Park and a limited redemption right.

Termination of Grant Park

The affairs of Grant Park will be wound up and Grant Park will be liquidated upon the happening of any of the following events (1) expiration of Grant Park’s term on December 31, 2027, (2) a decision by the limited partners to liquidate Grant Park, (3) withdrawal or dissolution of the General Partner and the failure of the limited partners to elect a substitute General Partner to continue Grant Park, or (4) assignment for the benefit of creditors or adjudication of bankruptcy of the General Partner or appointment of a receiver for or seizure by a judgment creditor of the General Partner’s interest in Grant Park.